December 4, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-12308)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Guyana Gold Corp. (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12308), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2023. The Offering Statement relates to the public offering of Common Stock (the “Securities”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that it needs to resolve several issues, namely (1) its intended acquisition of an international subsidiary as well as some local operations in an all-equity transaction, and (2) its operating structure after the acquisition of those targeted businesses and operations. As of the date of this request, the Company has not sold any Securities pursuant to the Offering Statement.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact our counsel Frank I. Igwealor of Capital Markets and Securities Law Group, PC at (424) 358-1046 or capitalmarketssecurities@gmail.com.

Sincerely,

/s/ Ambrose Egbuonu

Ambrose Egbuonu

Chairman, Guyana Gold Corp.

220 Bowen Way, Covington, GA 30016